**CERTIFICATE OF INCORPORATION**
**OF**
**MESA AIR NEW YORK, INC.**

**UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW**

The undersigned, for the purpose of forming a corporation under Section 402 of the Business Corporation Law, hereby certifies that:

*First.*  The name of the Corporation is Mesa Air New York, Inc. (the "Corporation").

*Second.*  The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

*Third.*  The office of the Corporation is to be located in the County of New York, State of New York.

*Fourth.*  The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred (200) shares of Common Stock.  All such shares are to have $0.01 par value.

*Fifth.*  Unless and to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

*Sixth.*  In furtherance and not in limitation of the powers conferred by the Business Corporation Law of the State of New York, the Board of Directors of the Corporation shall be authorized to make, alter, or repeal the By-Laws of the Corporation as and to the extent permitted therein.

*Seventh.*  Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

*Eighth.*  The Secretary of State of the State of New York is designated as the agent of the Corporation upon whom process against it may be served.  The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is:

MESA AIR NEW YORK, INC.
c/o Mesa Air Group, Inc.
410 North 44th Street, Suite 100

Phoenix, Arizona 85008
Attn: General Counsel

*Ninth.* A person who is or was a director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty in such capacity, except to the extent that the Business Corporation Law of the State of New York as in effect from time to time expressly provides that the foregoing provisions shall not eliminate or limit such personal liability. Nothing in this Article shall directly or indirectly increase the liability of any such person based upon acts or omissions occurring before the adoption hereof. No amendment, modification or repeal of this Article shall adversely affect any right or protection of any director that exists at the time of such change.

*Tenth.* The Corporation shall indemnify each present and future Director and officer, his or her heirs, executors and administrators against all costs, expenses (including attorneys' fees), judgments, and liabilities, reasonably incurred by or imposed on him or her in connection with or arising out of any claim or any action, suit or proceeding, civil or criminal, in which he or she may become involved by reason of his or her being or having been a Director or officer of the Corporation, or of any of its subsidiary companies, or of any other Corporation in which he or she served or serves as a Director or officer at the request of the Corporation, irrespective of whether or not he or she continues to be a Director or an officer at the time he or she incurs or becomes subjected to such costs, expenses (including attorneys' fees), judgments, and liabilities; but such indemnification shall not be operative with respect to any matter as to which in any such action, suit or proceeding he or she shall have been finally adjudged to have been derelict in the performance of his or her duties as such Director or officer. Such indemnification shall apply when the adjudication in such action, suit or proceeding is otherwise than on the merits and also shall apply when a settlement or compromise is effected, but unless ordered by a court, in all cases indemnification shall be made only if the Board of Directors of the Corporation, acting at a meeting at which a majority of the quorum of the Board is unaffected by self-interest, shall find that such Director or officer has not been derelict in the performance of his or her duty as such Director or officer with respect to the matter involved, and shall adopt a resolution to that effect and in cases of settlement or compromise shall also approve reimbursement of any amounts which by the terms of the settlement or compromise are paid or payable to the Corporation itself by the Director or officer (or in the case of a Director or officer of another Corporation in which such Director of officer is serving at the request of the Corporation, and amounts paid or payable by such Director or officer to such Corporation). If the Board of Directors as herein provided refuses or fails to act or is unable to act due to the self-interest of some or all of its members, the Corporation at its expense shall obtain the opinion of counsel and indemnification shall be had only if it is the opinion of such counsel that the Director or officer has not been derelict in the performance of his or her duties as such Director or officer with respect to the matter involved. The right of indemnification provided for in this section shall not be exclusive of other rights to which any Director or officer may be entitled as a matter of law and such rights, if any, shall also inure to the benefit of the heirs, executors or administrators of any such Director or officer.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has made and signed this Certification of Incorporation on the 29th day of April, 2008 and affirms that the statements made herein are true under penalties of perjury.

_____

William P. Mills III, Sole Incorporator
c/o Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281